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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                 Winthrop Growth Investors 1 Limited Partnership
                            (Name of Subject Company)

                 Winthrop Growth Investors 1 Limited Partnership
                        (Name of Person Filing Statement)

                      Unit of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                Richard McCready
                           First Winthrop Corporation
                             One International Place
                                   12th Floor
                           Boston, Massachusetts 02110
                                 (617) 330-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

                                David J. Heymann
                               Post & Heymann, LLP
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 681-3636


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Item 1. Security and Subject Company

         The name of the subject partnership is Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is One International Place, 12th Floor, Boston, Massachusetts 02110. The title of the class of equity securities to which this Statement relates is Units of Limited Partnership Interest in the Partnership ("Units").

Item 2. Tender Offer of the Bidder

         This Statement relates to the tender offer of LON-WGI Associates L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 11,000 outstanding Units at a purchase price equal to $275.00 per Unit less the amount of any distributions made by the Partnership between February 6, 1997 and the date of payment of the purchase price by the Purchaser, pursuant to the terms and conditions of an Offer to Purchase dated February 6, 1997, and the related Letter of Transmittal (together, the "Offer"). In this regard, Unitholders should note that the Partnership anticipates making a distribution to Unitholders of approximately $2.16 per Unit in late February 1997. The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated February 6, 1997.

         The address of the executive offices of the Purchaser is One International Place, Boston, Massachusetts 02110.

Item 3. Identity and Background

         (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The Purchaser is affiliated with Two Winthrop Properties, Inc., the managing general partner of the Partnership (the "Managing General Partner"), and Linnaeus-Lexington Associates Limited Partnership, a general partner of the Partnership.

         Certain Relationships. The General Partners receive no less than a 1% allocation of the Partnership's profits and losses. In addition, subject to receipt by Unitholders of certain priority distributions, the General Partners are entitled to receive up to 10% of distributable cash from operations and 15% of distributions of sale or refinancing proceeds. The Managing General Partner and its affiliates are also entitled to be reimbursed for certain

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expenses and to receive fees pursuant to the terms of the Partnership Agreement of the Partnership. For information as to the amounts paid to the Managing

General Partner and its affiliates during the last three fiscal years and the nine months ended September 30, 1996 see Note 4 to the Financial Statements of the Partnership in the Form 10-K of the Partnership for the fiscal year ended December 31, 1995 and Note 4 to the Financial Statements of the Partnership in the Form 10-QSB of the Partnership for the quarterly period ended September 30, 1996.

Item 4. The Solicitation or Recommendation

         Because of the conflict of interest inherent in the fact that the General Partners are, as described above, affiliates of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.

Item 5. Persons Retained, Employed or to be Compensated

         Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

         (a)      None

         (b) Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership owns any Units.

Item 7.  Certain Negotiations and Transactions by the Subject Company

         (a) (b) Except as may otherwise be provided herein, no negotiation is being undertaken or is underway by the Partnership, nor are there any transactions, board resolutions of the Managing General Partner, agreements in principle or signed contracts, in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

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 Item 8.  Additional Information to be Furnished

         None.

Item 9.  Material to be Filed as Exhibits

         The following Exhibits are filed herewith:


         Exhibit (a)(i)  -        Offer to Purchase of the Purchaser dated
                                  February 6, 1997

         Exhibit (a)(ii) -        Cover Letter to Unitholders from the
                                  Partnership dated February 6, 1997

         Exhibit (b)     -        None

         Exhibit (c)(i)  -        Note 4 to the financial statements of the
                                  Partnership included in the Form 10-K of the Partnership for the fiscal year ended December
                                  31, 1995.

         Exhibit (c)(ii)  -       Note 4 to the financial statements of the
                                  Partnership included in the Form 10-QSB of the Partnership for the quarterly period ended
                                  September 30, 1996.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                     WINTHROP GROWTH INVESTORS 1
                                      LIMITED PARTNERSHIP

                                     By: Two Winthrop Properties, Inc.
                                         Managing General Partner

Date:  February 6, 1997                  By:  /s/ Richard McCready
                                              --------------------
                                              Richard McCready
                                              Chief Operating Officer

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